As filed with the Securities and Exchange Commission on September 16, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MONDEE HOLDINGS, INC.
(Name of Subject Company (Issuer))
MONDEE HOLDINGS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Warrants exercisable for Class A Common Stock at an exercise price of $11.50 per share
(Title of Class of Securities)
465712115
(CUSIP Number of Class of Securities)
Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Suite 315
Austin, TX 78750
(650) 646-3320
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Michael S. Lee, Esq.
Lynwood Reinhardt, Esq.
Panos Katsambas, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Tel: (212) 521-5400
Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Mondee Holdings, Inc., a Delaware corporation (“Mondee” or the “Company”), to purchase for cash up to 12,397,485 of its outstanding warrants to purchase Class A common stock, par value $0.0001, at a price of $0.65 per warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 16, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).
Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend (the “Warrant Amendment”) the Amended and Restated Warrant Agreement, dated as of July 18, 2022, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Company’s warrants, to permit the Company to redeem each outstanding Public Warrant for $0.01 in cash, without interest (the “Redemption Price”), which Redemption Price is approximately 98% less than the Offer Purchase Price.
Pursuant to the terms of the Warrant Agreement, the consent of holders of a majority of the outstanding Public Warrants (as defined below) is required to approve the Warrant Amendment as it relates to the Public Warrants and the consent of holders of a majority of the outstanding Private Placement Warrants (defined below) is required to approve the Warrant Amendment as it relates to the Private Placement Warrants. Holders of Public Warrants and Private Placement Warrants may not consent to the Warrant Amendment without tendering their Public Warrants and Private Placement Warrants in the Offer and such holders may not tender their Public Warrants and Private Placement Warrants without consenting to the Warrant Amendment.
This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.
Item 1.   Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
Name and Address:   The name of the subject company is Mondee Holdings, Inc., a Delaware corporation. The address of its principal executive office is 10800 Pecan Park Blvd., Suite 315, Austin, Texas 78750. and its telephone number is (650) 646-3320.

(b)
Securities:   The subject class of securities consists of the following outstanding warrants of the Company:

•
warrants to purchase the Company’s Class A common stock, par value $0.0001, which were publicly issued and sold as part of units of the Company, formerly known as ITHAX Acquisition Corp. (“ITHAX”), in connection with the initial public offering of ITHAX’s securities on February 1, 2021 (the “ITHAX IPO”), which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”); and

•
warrants to purchase the Company’s Class A common stock which were privately issued in connection with the ITHAX IPO based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), which entitle such warrant holders to purchase one share of our Class A common stock at an exercise price of $11.50, subject to adjustments (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”).
As of September 12, 2022, there were 12,059,985 Public Warrants outstanding and 337,500 Private Placement Warrants outstanding. Any and all of the Public Warrants and Private Placement Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be cancelled.
(c)
Trading Market and Price:   The information set forth under “The Offer and Consent Solicitation, Section 6. Price Range of Public Warrants” in the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
(a)
Name and Address:   Mondee is the subject company and the filing person. The business address and telephone number of Mondee are set forth under Item 2(a) above. Mondee’s internet address is www.mondee.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o Mondee Holdings, Inc. 10800 Pecan Park Blvd., Suite 315, Austin, Texas 78750, and the telephone number for each such person is (650) 646-3320.
Name	Position
Prasad Gundumogula	Founder, Chief Executive Officer and Director (Chairman)
Orestes Fintiklis	Chief Corporate Strategy and Business Development Officer and Director (Vice-Chairman)
Dan Figenshu	Chief Financial Officer
Venkat Pasupuleti	Chief Technology Officer
Jim Dullum	Chief Operating Officer
Asi Ginio	Director
Mona Aboelnaga Kanaan	Director
Roopa Purushothaman	Director
Noor Sweid	Director
Pradeep Udhas	Director
The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)
Material Terms:   The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”
“The Offer and Consent Solicitation, Section 1. General Terms”
“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”
“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”
“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”
“The Offer and Consent Solicitation, Section 5. Background and Purpose of the Offer”

“The Offer and Consent Solicitation, Section 6. Price Range of Public Warrants”
“The Offer and Consent Solicitation, Section 7. Source and Amount of Funds”
“The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities”
“The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Management”
“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”
“The Offer and Consent Solicitation, Section 11. Material U.S. Federal Income Tax Consequences”
“The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors”
“The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager”
“The Offer and Consent Solicitation, Section 14. Additional Information; Miscellaneous”
(b)
Purchases:   The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contracts, Transactions, Negotiations and Arrangements.
(a)
Agreements Involving the Subject Company’s Securities:   The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes:   The information set forth under “The Offer and Consent Solicitation, Section 5.C. Background and Purpose of Our Offer — Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)
Use of the Securities Acquired:   The Warrants tendered will be retired and cancelled by the Company.

(c)
Plans:   The information set forth under “The Offer and Consent Solicitation, Section 5.E. Background and Purpose of Our Offer — Plans, Proposals or Negotiations” in the Offer to Purchase is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Source of Funds:   The information set forth under “The Offer and Consent Solicitation, Section 7. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b)
Conditions:   The information set forth under “The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendment” in the Offer to Purchase is incorporated herein by reference.

(c)
Borrowed Funds:   Not Applicable.

Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership:   The information set forth under “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions:   The information set forth under “The Offer and Consent Solicitation,

Section 8. Transactions and Arrangements Concerning the Shares” and “The Offer and Consent Solicitation, Section 9. Security Ownership of Certain Beneficial Owners and Management” in the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)
Solicitations or Recommendations:   The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 13. The Depositary, Information Agent and Dealer Manager” is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Continental Stock Transfer & Trust Company, the depositary for the Offer, nor Morrow Sodali LLC, the information agent for the Offer, nor Roth Capital Partners, LLC, the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.

(b)
Employees and Corporate Assets:   The information set forth under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 10.   Financial Statements.
(a)   Financial Information:   Not applicable.
(b)   Pro Forma Information:   Not applicable.
Item 11.   Additional Information.
(a)
Agreements, Regulatory Requirements and Legal Proceedings:   The information set forth under “The Offer and Consent Solicitation, Section 5.D. Background and Purpose of the Offer — Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b)
Other Material Information:   The information set forth under “Summary of Terms”, “The Offer and Consent Solicitation, Section 12. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 14. Miscellaneous” in the Offer to Purchase is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.   Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase and Consent Solicitation, dated September 16, 2022.
(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 16, 2022.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 16, 2022.
(a)(2) – (4)	Not Applicable
(a)(5)(i)	Press Release, dated September 16, 2022, announcing cash tender offer for Mondee Holdings, Inc. warrants.
(a)(5)(ii)	Summary Advertisement, dated September 16, 2022, announcing cash tender offer for Mondee Holdings, Inc. public warrants.
(b)	Not Applicable
(d)(1)	Amended and Restated Warrant Agreement, dated July 18, 2022, between Mondee Holdings, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to Mondee Holdings, Inc.’s Current Report on Form 8-K filed July 20, 2022).
(d)(2)	Registration Rights Agreement, dated as of July 18, 2022, by and among Mondee Holdings, Inc. ITHAX Acquisition Sponsor LLC, Mondee Holdings, LLC, and the other holders party thereto. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed July 20, 2022).
(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table
Item 12(b).   Exhibits.
Filing Fee Exhibit
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: September 16, 2022
Mondee Holdings, Inc.
By:
/s/ Prasad Gundumogula

Name:
Prasad Gundumogula

Title:
Chief Executive Officer